  Exhibit 99.1

High Tide Announces Adoption of New Shareholder Rights Plans

CALGARY, AB, July 6, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its board of directors (the "Board") has approved the adoption of a shareholder rights plan agreement (the "Temporary Shareholder Rights Plan"), and an amended and restated shareholder rights plan (the "Amended and Restated Shareholder Rights Plan", and together with the Temporary Shareholder Rights Plan, the "Plans") pursuant to agreements entered into with Olympia Trust Company, as Rights Agent, dated June 26, 2026. The Amended and Restated Shareholder Rights Plan amends and restates the shareholder rights plan originally adopted by the Board on April 10, 2025 and ratified by the Company's shareholders at the Company's annual general and special meeting held on May 30, 2025 to include the measures set out in the Temporary Shareholder Rights Plan.

High Tide Inc., July 6, 2026 (CNW Group/High Tide Inc.)

The purpose of the Plans is to ensure the Company maintains compliance with applicable cannabis laws and is able to maintain its cannabis licenses, and to ensure that all shareholders are treated fairly in connection with any offer to acquire the outstanding common shares of the Company and that the Board has the opportunity to identify, solicit, develop and negotiate value-enhancing alternatives to any unsolicited take-over bid. The Plans have not been adopted in response to, or in anticipation of, any known or anticipated take-over bid or similar transaction.

The key amendments reflected in the Plans include, expanding the definition of "Acquiring Person" to include (a) cannabis retail operator license holders in Ontario, who together with their affiliates, would cause or would reasonably be expected to cause the Company to be non-compliant with Section 2 of General, O. Reg. 468/18 made under the Cannabis Licence Act, 2018 (Ontario), and (b) cannabis retail store licence holders in British Columbia who would cause or would reasonably be expected to cause the Company to be non-compliant with requirements applicable to a cannabis retail store licence relating to holding or having control or influence over more than the prescribed number of licences, or the requirements set out in Sections 6 and 7 of Cannabis Licensing Regulation, BC Reg. 202/2018; and (ii) other amendments of an administrative nature, including correcting statutory references and updating defined terms. The Plans are otherwise similar to rights plans adopted by other Canadian companies and ratified by their shareholders, except for provisions that ensure the Company maintains compliance with applicable cannabis laws and is able to maintain its cannabis licenses.

Because the Company's existing Shareholder Rights Plan may only be amended with shareholder approval, the Board adopted the Temporary Shareholder Rights Plan as an interim measure to address the new retail operator restrictions pending shareholder approval of the Amended and Restated Shareholder Rights Plan. The Company does not intend to seek shareholder ratification of the Temporary Shareholder Rights Plan at the August 11, 2026 meeting. If the Amended and Restated Shareholder Rights Plan is ratified by shareholders, the Temporary Shareholder Rights Plan will lapse and the Amended and Restated Shareholder Rights Plan will serve as the single, comprehensive rights plan going forward.

If ratified by shareholders of the Company, the Amended and Restated Shareholder Rights Plan will be in effect for a term of three years.

The Amended and Restated Shareholder Rights Plan has been accepted by the TSXV, subject to certain conditions, including ratification of the Amended and Restated Shareholder Rights Plan by the Company's shareholders within six months of its adoption.

A summary of the principal terms and conditions of the Amended and Restated Shareholder Rights Plan will be set out in the Company's Management Information Circular to be mailed to shareholders prior to the shareholders meeting on August 11, 2026. A copy of each of the Plans will be filed on the Company's profile pages on SEDAR+ and EDGAR.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 228 domestic and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company, with a 14% share of the German medical cannabis market, built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are often, but not always, identified by words such as "expect", "intend", "plan", "believe", "anticipate", "estimate", "may", "will", "could", "should" and similar expressions. Forward-looking statements in this news release include, without limitation, statements relating to: the receipt of final approval from the TSXV of the Plans, and the ratification by the Shareholders of the Amended and Restated Shareholder Rights Plan.

Forward-looking statements are based on management's current expectations and assumptions as of the date of this news release. Forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to differ materially, including, without limitation: delays or inability to obtain required regulatory approvals or authorizations; changes in competitive, market or consumer conditions; operational risks associated with opening and operating new stores; and the other risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 06-JUL-26